U. S. Securities and Exchange Commission
                      Washington, D.C. 20549

                            FORM 10-SB

                 21st CENTURY TECHNOLOGIES, INC.
          ----------------------------------------------
          (Name of Small Business Issuer in its Charter)

             NEVADA                              48-1110566
----------------------------------     -----------------------------
(State or Other Jurisdiction of         (I.R.S. Employer I.D. No.)
incorporation or organization)


                     2513 East Loop 820 North
                       Ft. Worth, TX 76118
             ---------------------------------------
             (Address of Principal Executive Offices)

  Issuer's Telephone Number, including area code: (817) 284-0099
                 Facsimile Number: (817) 284-7528


  Securities Registered under Section 12(b) of the Exchange Act:

                              None.
                           -----------

Securities  Registered  under  Section  12(g) of the Exchange Act:

               $0.001 Par Value Common Voting Stock
              -------------------------------------
                          Title of Class

                        Table of Contents

                              PART I

Item 1: Description of Business                                             3
Item 2: Management's Discussion and Analysis or Plan of Operations         17
Item 3: Description of Property                                            18
Item 4: Security Ownership of Certain Beneficial Owners and Management     18
Item 5: Directors, Executive Officers, Promoters and Control Persons       20
Item 6: Executive Compensation                                             22
Item 7: Certain Relationships and Related Transactions                     23
Item 8: Description of Securities                                          24


                             PART II

Item 1: Market Price for Common Equity and Dividends of 21st Century
        Technologies, Inc. and Other Shareholder Matters                   24
Item 2: Legal Proceedings                                                  25
Item 3: Changes In and Disagreements With Accountants                      26
Item 4: Recent Sales of Unregistered Securities                            26
Item 5: Indemnification of Directors and Officers                          27

                             PART F/S

Index to Financial Statements                                              28

                             PART III

Item 1: Index to and Description of Exhibits                               29

                    FORWARD LOOKING STATEMENTS

     In this registration statement references to "21st Century Technologies, Inc.," "we," "us," and "our" refer to 21st Century Technologies, Inc.

     This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within our control. These factors include but are not limited to economic conditions generally and in the industries in which 21st Century Technologies, Inc. may participate; competition within 21st Century Technologies, Inc. chosen industry, including competition from much larger competitors; technological advances and failure by 21st Century Technologies, Inc. to successfully develop business relationships.


                              Part I

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development
--------------------

     21st Century Technologies, Inc. (the "Company")is a Nevada corporation. The Company merged into a "public shell" (formerly First National Holding Corporation)and began trading effective June 1, 1995 after acquiring certain assets of Innovative Weaponry, Inc., a debtor in bankruptcy. The authorized capital of the Company is 100,000,000 shares of common voting stock par value $.001 per share. The Company has issued to date 40,218,478 shares with 59,218,478 shares outstanding on a fully diluted basis.

Organization and Charter Amendments
-----------------------------------

     This registration is being filed on a voluntary basis to maintain the Company's quotations on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. ("NASD").

      In January of 1999, the SEC granted approval of amendments to the NASD OTC Bulletin Board Eligibility Rule 6530 and 6540. These amendments now require a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have voluntarily filed this registration statement in order to become a fully reporting company and maintain the listing of our common stock on the OTC Bulletin Board. The rule requires that the SEC come to a position of no further comment regarding the registration statement before a company is considered compliant. We cannot assure that the SEC will come to such a position in regards to this registration statement prior to our phase-in date in April 2000. According to the rules, if we are not in compliance at our phase-in-date our common stock will be removed from the OTC Bulletin Board. At that time we intend to move our listing to the National Quotation Bureau's Pink Sheets. This possible move to the "pink sheets" may adversely affect the market, if any, in our stock. See the heading "Effects of Existing or Probable Governmental Regulations".

     The following amendments to the Articles of Incorporation of the Company (formerly First National Holding Corporation as filed January 28, 1994 with the Nevada Secretary of State) have been made since its organization.

(1) On September 9, 1994, a Merger Agreement was entered into by and between First National Holding Corporation, a Nevada corporation, and First National Holding Corporation, a Delaware corporation.

(2) On September 19, 1994 an amendment was filed with the Nevada Secretary of State changing the name from First National Holding Corporation to Innovative Weaponry, Inc.

(3) On May 19, 1995, First National Holding Corporation (Nevada) filed Articles of Merger with First National Holding Corporation, a Delaware corporation, with the Nevada Secretary of State with the Nevada corporation as the surviving entity.

(4) On September 25, 1995, an amendment was filed with the Nevada Secretary of State changing the name from Innovative Weaponry, Inc. to 21st Century Technologies, Inc.

All computations in the Registration Statement take into account these adjustments.

Copies of the initial Articles of Incorporation and these amendments, supra, are attached and are incorporated herein by reference.


General
-------

The Company is presently operating five active subsidiaries:

(1) Innovative Weaponry Incorporated ("IWI"), a manufacturer of night sights for the military, law enforcement and gun enthusiasts using radioactive "tritium" for illumination in low light and no light applications; (2) Trident Technologies Corporation ("Trident"), a manufacturer of the Gripper (a magnetic climbing device worn on the hand and feet), Sea Patch and Underwater Seal (magnetic "cam-on/cam-off" devices to seal leaks in the metal hulls of ships with both disaster and environmental markets); (3) Griffon USA, Inc. ("Griffon"), importer, distributor and licensee of Continental Weapons (Pty) Ltd. of South Africa of a custom line of replica 1911 Colt 45 sidearm; (4) CQB Armor, Inc. ("CQB"), a manufacturer of soft and hard body armor for the military, law enforcement and the private sectors; and (5) Trade Partners International, Inc. ("Trade Partners") which acted as a technology transfer facilitator of a license from the Los Alamos National Laboratory ("LANL") involving certain magnetic technology used by Trident became active when it acquired the USA, Canada, Caribbean, India, and Mexico distribution rights to a tire sealant product manufactured in South Africa by FinnCo Manufacturing. The sealant is a mono-ethylene glycol water based product used to prevent punctures in both "tube" and "tubeless" tires.

NASD OTC Bulletin Board Quotations
----------------------------------

On June 1, 1995 the NASD confirmed un-priced quotations of the Company's common stock on the OTC Bulletin Board under the symbol "IWIL". On October 31, 1997 the Company changed its OTC trading symbol to "TEXN". For information concerning these and other stock quotations regarding the Company's common stock, which do not represent actual transactions or broker-dealer markups, markdowns or commissions, see the caption "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters".


Mergers and Acquisitions
------------------------

The Company is currently evaluating other companies that are in the same or related industries as its subsidiaries with a view towards gaining market share through possible mergers and acquisitions. However, at this date the Company has entered into no definitive Memorandum of Understandings ("MOU's") or Letters of Intent ("LOI")with any said companies.


Changes of Control During the Past Three Years
----------------------------------------------

In September of 1994, the board of directors entered into a consulting contract with Kenneth E. Wilson, (husband of the current Company President). This agreement required the Company to issue 1,000,000 shares of Company common stock to Mr. Wilson and to compensate him at the rate of $10,000.00 per month. Should the Company be unable to pay Mr. Wilson in cash, the Company would issue Mr. Wilson its common stock in amount equal to $0.02 per share (which was the share price at the time the consulting contract was entered into between the Company and Mr. Wilson). The Company paid Mr. Wilson through
December of 1994.   In January of 1995, the Company and Mr. Wilson
re-negotiated the agreement to remunerate him solely in stock of the Company. This was necessary because of the Company's cash flow position and inability to pay Mr. Wilson the previously agreed upon fee under the original consulting agreement. The agreement required Mr. Wilson to perform services for the Company in exchange for 500,000 shares of Company common stock per month. As of the expiration date of the agreement, January 5, 1998, Mr. Wilson earned a total of 19,000,000 shares of the Company's common stock. The agreement required that the stock not be issued until after the end of the initial term of the agreement, which was three years. To date, no shares have been issued to Mr. Wilson. However, before any shares are issued to Mr. Wilson, the Company will provide in advance full public disclosure to its shareholders.

See the caption "Security Ownership of Certain Beneficial Owners and Management", Item 4, for information respecting the beneficial ownership of securities of the Company by Messrs. Kenneth E. Wilson, Patricia G. Wilson and others; and see caption "Directors, Executive Officers, Promoters and Control Persons," Item 5, for other material information regarding these persons.

OTC Bulletin Board Eligibility Rule
-----------------------------------

In January of 1999, the SEC granted approval of amendments to the NASD

OTC Bulletin Board Eligibility Rule 6530 and 6540. These amendments now require a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have voluntarily filed this registration statement in order to become a fully reporting company and maintain the listing of our common stock on the OTC Bulletin Board. The rule requires that the SEC come to a position of no further comment regarding the registration statement before a company is considered compliant. We cannot assure that the SEC will come to such a position in regards to this registration statement prior to our phase-in date of March 1, 2000. According to the rules, if we are not in compliance at our phase-in-date our common stock will be removed from the OTC Bulletin Board. At that time we intend to move our listing to the National Quotation Bureau's Pink Sheets. This possible move to the "pink sheets" may adversely affect the market, if any, in our stock.

For information concerning sales of "unregistered" and "restricted" securities during the past three years, see the caption "Recent Sales of Unregistered Securities", Item 10.


Business
---------

The Company is presently operating five active subsidiaries:

1.  INNOVATIVE WEAPONRY INCORPORATED

The Company's IWI subsidiary is a manufacturer of tritium products available in night sights and other "night seeing" sights in the weapons industry. Both military and private gun owners currently purchase tritium based night sights with additional applications to other industries which is under research and development. The IWI tritium products are of the finest quality in the industry featuring color options with the front sight brighter than the rear sights thereby enhancing low light sighting. Chosen by world famous gun manufacturers as their OEM gun sight of choice, the IWI tritium products are industry leaders used by all branches of the United States military, including the Navy Seal Team and Delta Forces, United States Customs, United States Drug Enforcement, United States Department of Fish and Game, and state and local police departments nationwide.

IWI sells under the federal trade mark protected name "PT Night Sights TM" a multi-color 3-dot night sight using the radioactive isotope "tritium" in encapsulated form to provide light in low light and no light situations. IWI is one of four companies in the United States that use "tritium" in the manufacture of night sights. Tritium, is a radioactive product, which is highly regulated by the U.S. Nuclear Regulatory Commission ("NRC"). IWI is licensed with the NRC to import "tritium" in connection with the manufacture of its night sights. IWI is a New Mexico corporation and is 100% owned by the Company.

IWI continues the business of Innovative Weaponry, Inc., a New Mexico corporation, which filed a Chapter 11 bankruptcy plan in the U.S. Bankruptcy Court for the District of New Mexico on August 26, 1994. Key to the business is the use of the radioactive isotope "tritium" which is luminescent (i.e. tritium glows in low and no light environments.)

2.   TRIDENT TECHNOLOGIES CORPORATION

Trident Technologies Corporation ("Trident"), a manufacturer of the Gripper (a magnetic climbing device worn on the hand and feet), Sea Patch and Underwater Seal (magnetic "cam-on/cam-off" devices to seal leaks in the metal hulls of ships with both disaster and environmental markets. Trident has experienced insignificant sales to date of the Gripper. Trident has redesigned the Sea Patch and Underwater Seal in November 1998 when they were introduced at the Ship Repair and Conversion Exhibit '98 in London, England. Trident intends on marketing the Gripper, Sea Patch and Underwater Seal to the maritime and salvage repair industries. Currently, the Sea Patch and the Under Water Seal is being evaluated by the American Bureau of Shipping (the "ABS") an independent testing agency. The Company has been informed that a favorable evaluation report will be issued by the ABS in the next 45 days.

The magnetic technology utilized by Trident is licensed from the Los Alamos National Laboratory ("LANL") in Los Alamos, New Mexico. The license is caption "Limited Exclusive Patent License Agreement Between The Regents of the University of California and Trident Technologies Corporation for Seal Device for Ferromagnetic Containers" (LANL Control Number 97-41-00226. Trident is a Nevada corporation and is 100% owned by the Company.

The Gripper was invented at the Los Alamos National Laboratory ("LANL") at the request of the United States Department of Defense. The technology transfer from LANL to Trident was facilitated through Trade Partners International, Inc.. The founder and President of TPI was Dr. Thomas E. Murphy. Dr. Murphy's background includes extensive work and experience in the field of "special operations". Dr. Murphy is a recognized national expert in the field of special operations, paramilitary, and counter-terrorist operations and activities. Trident holds an exclusive worldwide, all applications license to commercially exploit the technology.

The Grippers are "worn" on hands and feet to enable the user to climb or traverse any steel surface. It is a lightweight magnetic device (each Gripper weighs only 1.5 pounds) that attaches to any ferromagnetic material-iron, steel, or their alloys. It fastens smoothly to a surface and can be attached or detached with only one hand or foot. Using a set of Grippers (i.e. two devices on the hands and two on the feet) the user can climb a vertical surface, releasing and repositioning the Grippers as he ascends. Wearing Grippers, a person can move up, down, or sideways with relative ease. Grippers enable the user to:

    a. bridge inspection
    b. tank inspection
    c. underwater welding on ships hulls
    d. underwater inspection of off-shore oil rigs structural support towers
    e. ships hull inspections
    f. coating inspections
    g. emergency repairs on ship's hulls, etc.

It is believed that the Gripper technology is unique and without commercial competition at this time. There are a wide range of potential applications for this technology from the military/ and special operations groups worldwide to the commercial sector including areas such as bridge inspection, tank inspection, underwater welding on ship's hulls, underwater inspection of off-shore oil rigs structural support towers, ship's hull inspections, coating inspections, emergency repairs on ship's hulls, etc. Further, based on commercial response to this technology to date, it is believed that numerous additional applications will evolve as the technology penetrates initial market areas.

Under Water Seal and Sea Patch
--------------------------------

The Under Water Seal or Sea Patch is under developmental license from LANL. The technology is based on a patented magnetic-hydraulic means of implementing emergency ship, storage container, pipeline and other repairs where surface integrity has been breached as in the case of a rip or tear to a ship's hull. This technology poses a new approach to resolving a problem having high public visibility due to the extensive environmental focus on hazardous chemical and oil spillage in the environment from pipelines, storage containers, railroad cars and maritime transport vessels.

This technology utilizes certain aspects of the "Gripper" magnetic pack and cam-on-cam-off technology to attach a compression Patch to tears/punctures in a ship's hull above or below the waterline. Trident's engineers working with the inventor of the technology have significantly advanced the technology, as well as, having prototyped and tested the underlying concepts involved.


3.   GRIFFON USA, INC.

Griffon USA, Inc. ("Griffon"), importer and licensee of the Griffon line of the replica 1911 Colt 45 sidearm. Griffon is the exclusive USA licensee of Continental Weapons (Pty), Inc., a South African manufacturer of side arms, rifles and guns. Griffon is regulated by the U.S. Bureau of Alcohol, Tobacco and Firearms. Griffon is a Nevada corporation and is 100% owned by the Company.

4.   CQB ARMOR, INC.

CQB Armor, Inc. ("CQB"), is in the developmental stage of becoming a manufacturer of soft and hard body armor for the military, law enforcement and the private sectors. CQB is a Nevada corporation and is 100% owned by the Company. CQB is seeking to acquire an existing soft and hard body armor business, but no MOU's have been signed or are contemplated in the near future.

5.   TRADE PARTNERS INTERNATIONAL, INC.

Trade Partners International, Inc. ("Trade Partners") was not actively engaged in any trade or business, acting solely as a technology transfer facilitator of a license from the Los Alamos National Laboratory ("LANL") involving certain magnetic technology used by Trident. However, on October 15, 1999, the Company entered into a Memorandum Agreement with FinnCo Manufacturing, LLC, a privately owned corporation based in South Africa. Under the terms of the distribution agreement, the Company has the right to distribute a mono-ethylene glycol and water based product used to prevent punctures in tube and tubeless tires (the "sealant") exclusively in the U.S., Canada, Caribbean, India and Mexico for a ten-year initial period subject to extension. TPI is a Nevada corporation and is 100% owned by the Company.

RISK FACTORS


In any business venture, there are substantial risks specific to the particular enterprise, which cannot be ascertained in total until the business is underway. However, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.


Limited Operating History.
--------------------------

The Company's five subsidiaries have a limited operating history with five years or less. During this period of time, the Company was profitable only in 1998. These profits were used to sustain the growth and development of the various subsidiaries on a consolidated basis.

Government Regulation and Legal Uncertainties.
----------------------------------------------

SEC, Blue Sky Laws and OTC Bulletin Board

As a public company, we are regulated by the Securities and Exchange Commission and the rules and regulations set-forth in the federal securities laws. In addition, we are regulated as an Issuer by the various Blue Sky Law commissioners in the various states where we may make offers and effect sales of our securities under applicable private placement exemptions. Finally, we are regulated by any rules and regulations pertinent to companies listed on the over-the-counter bulletin board.

No "Established Trading Market" for Common Stock.
--------------------------------------------------

Although the Company's common stock is quoted on the OTC Bulletin Board there is currently no "established trading market" for its common stock; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of the common stock of the Company is likely to be very volatile, and numerous other factors beyond the control of the Company may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations, which have affected the market price of many small capital companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. See the caption "Market for Common Equity".

With the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies.

These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. See the caption "Market for Common Equity and Related Stockholder Matters". Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop in the Company's common stock. See the caption "Recent Sales of Unregistered Securities".

Further, effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under the Section 13 or 15(d) of the Securities and Exchange Act of 1934, as amended (the "1934 Act"). The Company is not currently a "reporting issuer"," and this Registration Statement will bring the Company into compliance with this listing provision of the OTC Bulletin Board and should prevent the NASD from de-listing quotations of the Company's common stock. Under the "phase-in" schedule of the NASD, the Company has until April 2000 within which to become a "reporting issuer" and to satisfy all comments of the Securities and Exchange Commission respecting this Registration Statement.


Risks of "Penny  Stock."
--------------------------

The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission.

Penny stocks are stocks (i) with a price of less than five dollars per share;
(ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) is an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.


ATF, NRC, OSHA and Texas Department of Health
----------------------------------------------

The Company is currently regulated by three agencies of the United States and the Department of Health of the State of Texas in connection with its activities involving firearms and "tritium". These agencies are the Bureau of Alcohol, Tobacco and Firearms (the "ATF"); the Nuclear Regulatory Commission (the "NRC"); the Occupational Health and Safety Administration ("OSHA") and the State of Texas.

The ATF regulates the import and sale of firearms by IWI and Griffon. The NRC regulates the importation of "tritium" and its use in the manufacture of PT Night Sights TM. Each of these agencies has respectively granted IWI and Griffon all necessary permits, licenses and/or grants of authority to transact business. Substantial rules and regulations control the manner in which IWI and Griffon transacts business in firearms and IWI uses "tritium". IWI and Griffon are required to maintain required books and records in connection with their firearms business and are subject to onsite inspection by these agencies and/or the Department of Justice, at anytime. In addition, the Company shared plant facility is subject to certain safety requirements imposed upon it by NRC, OSHA and the State of Texas Department of Health.


Year 2000
---------

The Company and its management believe that the computer hardware intended for use in its manufacturing and business administration is Y2K compliant. The Company's equipment is new, and the architecture and design of its software was taken into account in all equipment purchases. Purchases have been limited to equipment from well-known computer companies like IBM, Cisco and other reputable hardware manufacturers.

The Company can give no assurance that the third parties with whom it intends to do business (e.g. banks, financial institutions, businesses and utilities) will ensure Year 2000 compliance in a timely manner or that, if they do not, their computer systems will not have an adverse effect on the Company. However, the Company does not believe that the Year 2000 compliance issues of such third parties will result in a material adverse effect on its financial condition or result of operations.


Distribution Methods of the Products or Services
------------------------------------------------

The Company's distribution methods vary with each subsidiary. The IWI, Griffon and CQB subsidiaries sell their products and services through a combination of (1) direct sales; (2) sales through 5 distribution agents; and
(3) sales through manufacturers and supply houses. The Trident subsidiary has sold a limited amount of its Gripper products directly to customers. The distribution of Trident's Under Water Seal and Sea Patch will utilize both direct sales and agency representation in the maritime salvage and repair industry.

Competitive Business Conditions
--------------------------------

The Company through its operating subsidiaries enjoys a generally favorable competitive business condition based upon the quality of its products and value pricing. In addition, the Company has been able to lower the price of goods sold through various cost saving measures that has enabled it to remain competitive. The demand for the Company's IWI, Griffon, and CQB lines of products has been steadily growing as law enforcement, military and private sectors expand crime prevention and defensive programs. This trend is expected to continue. The demand for the Trident line of products should be great given the recent enforcement efforts by the Department of Justice with respect to polluters of the nation's coastline and waterways. These enforcement efforts are both civil and criminal in nature. With the environmental concerns over pollution, the Trident line of products should appeal to the shipping industry as a means of accident prevention and disaster relief.

The Company believes that the market for IWI's line of tritium products will track the growth in the public sector purchase of handguns in the United States. However, handguns are a highly politicized issue subject to increased public sector and governmental scrutiny similar to the tobacco industry. The Company does not believe, however, that this scrutiny is directed towards the ownership, registration, and limitation on the private sector ownership of handguns and not towards the military and law enforcement sectors (which comprise the majority of IWI sales to date).


Competitive Advantages & Differentiation
-----------------------------------------

The Company has the following competitive advantages and differentiation of its respective subsidiaries' products and services.

The IWI subsidiary is the only U.S. manufacturer of night sights that is allowed to import "tritium" from South Africa. The license to import "tritium" is issued by the U.S. Nuclear Regulatory Commission. This license confers a distinct competitive advantage in that any new manufacturer of gun sights would have to obtain regulatory approval to import "tritium". Although it is possible that a new manufacturer could obtain the necessary license to import "tritium" in order to compete with IWI the issuance of the license may delay market entry by up to 24 months.

PT Night Sights TM represents a relatively new market segment for gun users which can be used to help alleviate the poor level of accuracy in low light conditions that gun owners are currently experiencing. PT Night Sights TM have gained popularity with the military, sportsmen, law enforcement and government agencies.

IWI has expanded its market share under its new management team. The annual sales rate currently exceeds $1.5 million. Customers include more than 100 government agencies throughout the country. This client base includes police departments in some of the largest metropolitan areas such as Los Angeles, Chicago, Dallas/Ft. Worth, and in Florida.

The Company's products are unique and distinctive in their respective product lines. IWI is the only manufacturer of the multi-colored 3-dot system and the innovative bar dot configuration. Other manufactures produce an "all green" version that according to many experts, can cause some confusion in the lining-up of the sights. IWI is the only manufacturer that provides complete custom work for a broad line of guns and offers a 15-year warranty on its products. Competitors offer only limited custom work and warranties of 10-12 years. Because of the Gripper's patented technology there are no other companies with similar technology in the market place.

The Trident subsidiary has no known competitors either in the United States or elsewhere. The magnetic technology utilized by Trident is licensed from LANL and, therefore, competitors (if any) would have to replicate the technology in such a manner as not to infringe upon the aforesaid intellectual property. Trident has adopted an aggressive intellectual property protection program with respect to its magnetic technology. The market for Trident's Gripper, Under Water Seal and the Sea Patch has been relatively untested to date. The future growth of Trident will depend on the acceptance of its products. As the market for Trident's products expands it can be expected that competitors will seek to introduce alternative products. Trident will seek to differentiate its products based upon superior design and functionality.

The maritime industry represents the largest market for the Underwater Seal technology. In conjunction with maritime insurance carriers, dry dock repair and salvage operators, Trident will be able to offer its technology to the maritime industry.

Trident will launch its Sea Patch Under Water Seal at maritime trade shows, where it will, among other things:

 *     display the Gripper and Underwater Seal technology;
 * increase awareness in the maritime and insurance industries for the Gripper and Underwater Seal;
 *     meet with maritime insurers to increase policy holder demand;
 *     add product outlets or other means of distribution.

Trident has submitted the Sea Patch and Under Water Seal to the American Bureau of Shipping for classification. The American Bureau of Shipping (ABS) is one of the world's leading ship classification societies. The primary purpose of ABS is to determine the structural and mechanical fitness of ships and other marine structures for their intended purpose. It does this through a procedure known as classification. Classification involves the establishing and administering of standards, known as Rules, for the design, construction, and operational maintenance of marine vessels and structures.

As a not-for-profit and non-governmental organization, ABS acts as a self-regulating agency to the international marine industry, with the mission of promoting the safety of life, property, and natural environment. The company also has affiliated companies which provide inspection, certification, verification, quality assurance and consulting services not only to the marine industry but industries worldwide.


The Griffon subsidiary faces strong competition from established handgun manufacturers (who have established themselves as the industry leaders). However, Griffon believes that its value pricing will enable it to penetrate market share. In addition, the Griffon 1911 Colt 45 replica will come with the "tritium" PT Night Sights TM manufactured by its sister subsidiary, IWI, other custom up-grades (such as gun handle), and an optional leather holster. All of these custom features will differentiate the Griffon's product in the eyes of the consumer. In addition, Griffon will benefit from its ability to cross sell existing customers of IWI (who have already established themselves as satisfied customers of the Company).

The CQB subsidiary will face strong competition from a number of established body armor companies. As with the Griffon subsidiary, CQB will benefit from cross selling to existing customers of IWI. These existing customers currently purchase body armor products from competitors. CQB will attempt to differentiate its body armor products based on value pricing, tie-ins to purchases of PT Night Sights TM and Griffon products.

The TPI subsidiary will face strong competition from a number of established sealant companies. However, the unique properties of the sealant make it "water friendly" giving it an advantage over sealant that tend to clump when exposed to moisture. TPI will demonstrate its sealant at trade shows and seek to penetrate large distribution channels such as established chain stores and outlets. TPI enjoys a 10-year exclusive on the sale of the tire sealant.


Patents, Trademarks, Licenses, Franchisees,
Concessions, Royalty Payments or Labor Contract
-----------------------------------------------

The IWI subsidiary has the only U.S. license from the Nuclear Regulatory Commission to import "tritium" a radioactive isotope. Currently, IWI is importing 100% of its "tritium" from suppliers in South Africa.

The Trident subsidiary has an exclusive LANL license granted through TPI to use patented and trade secret protected magnetic technology. In June 1995, Trident entered into a license agreement (Agreement) with Trade Partners International, Inc. (TPI) to acquire the exclusive license to certain patent rights conveyed to TPI by The University of California as operators of Los Alamos National Laboratory (patent holder) related to the development, marketing and sales rights to certain specified magnetic and/or magnet technology.

The agreed-upon and negotiated value of the Agreement at acquisition date was $75,000. Subsequently, the transaction was re-negotiated and the Company acquired all of the common stock of TPI in a Type B reorganization.

Trident, as sub-licensee, is obligated to pay a royalty fee of 8.0% on net income (as defined in the Agreement) of products sold using the patented technology. Further, Trident is to pay an annual maintenance fee, which was $24,000 for the third and all subsequent years of the Agreement. All royalty fees paid during a specific year are to be credited to that year's maintenance fee and the maintenance fee requirement is considered met if the royalty payments during an Agreement year are equal to or exceed the required maintenance fee.

The Griffon subsidiary has an exclusive import license granted to it by Continental Weapons International (Pty) Ltd. of South Africa who manufactures the 1911 Colt 45 replica. The South African manufacturer charges Griffon a flat rate on goods purchased based on volume of sales and other marketing considerations. Prices are inclusive of all payments and there is no separate license or royalty payment due on Griffon's purchases.


Need for Governmental Approval of Principal Products or Services
-----------------------------------------------------------------

The IWI subsidiary will continue to need ATF and NRC approval to continue to do business. The Griffon subsidiary will continue to need an import license from the ATF in order to continue its business. The grant of these licenses from governmental agencies is subject to certain record keeping requirements, periodic inspections, and timely reporting. If either IWI or Griffon failed to comply with these requirements it is possible that the responsible government agency could cancel, suspend, or qualify those companies right to do business in regulated fields.


Effect of Existing or Probable Government Regulations on Business
-----------------------------------------------------------------

Currently, the existing regulations of the ATF and NRC impact upon the Company's business with respect to the IWI subsidiary and the ATF with respect to the Griffon subsidiary which imports and distributes hand guns from South Africa.

The Company believes that there is a push towards legislation mandating some type of lock on firearms as a safety measure. In addition, there may be an attempt by both the public and private sectors to hold firearm manufacturers liable for damages caused by a criminal who while committing a crime uses a firearm to cause harm or death. Class actions in the asbestos, breast implant and cigarette industries are examples of this type of litigation.

Class action litigation against handgun manufacturers by Attorney Generals of various states, municipalities and federal governmental agencies have been initiated against well-known manufactures such as Colt Industries, Inc. As a result, many hand gun manufacturers are being forced to defend multimillion dollar lawsuits seeking damages for personal and property damages caused by the illegal use of hand guns by criminals. These class actions are in the very early stages of litigation and it is uncertain whether these actions will go forward to trial. If these class actions are not settled their impact on gun manufacturers could result in monetary judgments that could effectively bankrupt these manufacturers. Although the regulation of the ownership of fire arms, including hand guns, is protected by the Bill of Rights of United States Constitution, hand gun manufacturers may be unsuccessful in defending themselves or getting judgments over turned on appeal.

We distribute handguns through our Griffon subsidiary as opposed to being a manufacturer. To date, sales of Griffon's line of replica handguns has been limited to less than 500 Colt 45 1911 replicas. We are currently evaluating the likelihood of future class action litigation to determine how we will continue, if at all, in the distribution of the Griffon line of hand guns. For example, we could limit our sales to police, military and governmental customers. If we were to stop selling the Griffon line of hand guns to the public it would have at this point a minimal impact upon the company overall. We are currently reviewing our strategy to determine the best course of action.

There will be no impact on IWI since it does not manufacture hand guns limiting its business to re-fitting hand guns with PT Night Sights TM. However, IWI is highly regulated in its importation, storage, and distribution of radioactive gaseous "tritium". Tritium, as a commodity, is supplied by various countries, including Canada, Russia, South Africa, and Switzerland.

"Tritium" is a radioactive isotope of hydrogen and is highly regulated to prevent over-exposure which can be dangerous and even life threatening to humans. Tritium emits low energy beta particles and almost no gamma rays transforming itself simultaneously into helium. This process is called radioactive decay and proceeds at an unalterable rate for each type of radioisotope. The time required for a radioactive isotope to decay is half of its original strength or to lose half of its activity is called "half-life". Tritium decays with a half-life of 12.3 years. The conventional unit of measurement of radioactivity is the Curie (symbol Ci) (3.7 x 10 disintegration per second). The newer, S.1., Unit is the Becquerel (symbol Bq) (1 disintegration per second). Ionizing radiation is part of our natural surroundings. The natural sources of radiation include: minerals in the earth; radioactive gasses in the air; cosmic rays from outer space and the sun. All of these sources are referred to as "natural background" radiation. Some manufactured products, such as building materials and luminous paints, as well as, our food and water, contain small quantities of radioactive material. Also, for many years, X-rays have been used for medical purposes.

When a person is exposed to radiation, some of it is absorbed by the body causing ionization of molecules of tissue. The amount of radiation that is absorbed is measured as a "radiation dose". Two units of dose measurement are currently in use. The conventional unit is the "rem". The other unit is Sievert (Sv) with 1 Sv equal to 100 rems. In terms of strength, 1 rem and 1 Sv are relatively large doses of radiation. It is more usual to refer to lilrem (abbreviated as mrem) which represents one-thousandth of a rem and a milliSiever or mSv.

In everyday life, we are exposed to different sources of radiation as follows:

Natural Background            1 to 3.5 mSv per year
Medical X-Ray                 0.002 mSv per year
Chest                         0.06 mSv per year
Skull                         0.20 mSv per year
Spinal Column                 1.30 mSv per year
Upper GI                      2.45 mSv per year
Abdomen                       0.55 mSv per year
Barium Enema                  4.05 mSv per year
Pelvis                        0.65 mSv per year
Bone Fracture                 0.01 mSv per year
Tritium Encapsulated          0.001 mSv per year or less

The Company has insurance coverage as follows: $10 million face, $1 million radioactive liability policy, $1 million per instance, $1 million product liability, $5 million gun, and general liability. The Company does not believe that it is subject to environmental or personal injury liability with respect to exposure to its "tritium" based product used in gaseous form to light devices (even assuming the destruction of the encapsulated tritium in its entirety). Nonetheless, the Company maintains strict safety guidelines in the handling, storage and manufacture of its tritium products. IWI has passed all of its NRC and State of Texas audits for each of its years of operation.

Research and Development
------------------------

The Company has a limited research and development group devoted principally to the design applications for the Gripper, Under Water Seal and Sea Patch. Any design patents are covered by the LANL license that developed the core magnetic technology.


Number of Employees
--------------------

The Company currently employs 14 full time, and 2 part time employs; and 2 outside consultants. We train our employees in house and are not dependent on recruitment programs. All of our hourly employees are at will with hourly wages based upon level of experience and the length of employment.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview
--------

Management has focused on increasing sales of the PT Night Sights TM to law enforcement and the military. Direct sales marketing has been headed-up by Kenneth E. Wilson who as Chairman deals directly with police departments across the country. In addition, IWI attended trade shows including the Shot Show in Atlanta (January 1999); International IWA in Nuremberg, Germany (March
1999); Trexpo West (Los Angeles June 1999); Trexpo East (Washington, D.C. June
1999); International Chief's of Police (North Carolina October 1999); and the National Wholesalers Buying Show (October 1999). In addition, IWI has established a representative office in Denham Springs, LA which is in close proximity to the gulf port facilities surrounding New Orleans, LA. The Griffon subsidiary has imported to date less than 700 1911 Colt 45 replicas with an order of 1,000 additional replicas subject to importation upon securing financing. The Trident subsidiary introduced its product lines at a maritime and salvage trade show in London, England in the fall of 1998 with certification by the American Bureau of Shipping expected by the first quarter of 2000. Trident also attended the Maritime Ship Repair and Emergency Response Seminar (Washington, DC August 1999). The CQB subsidiary was recently incorporated by the Company with no operations to date. Future growth will depend on marketing the Company's products and services. TPI attended the Interbike bicycle trade show (Las Vegas September 1999).

Results of Operations
---------------------

     The following table sets forth selected consolidated statements of operating data as a percentage of total revenues:

                                Year ended     Year ended      9 months ended
                                  Dec 31         Dec 31           Sept 30
                                   1997           1998              1999
AS A PERCENTAGE OF REVENUES
Revenues.....................     100%           100%               100%
Cost of revenues.............      28%            23%                70%

Gross profit..................     72%            77%                30%

Operating expenses:                 0%             0%                 0%
  Selling ....................
  General and administrative..     52%            82%                92%

  Total operating expenses....     52%            82%                92%

Gain/(Loss) from operations ..     21%           (5)%              (62)%
Other income (expense), net...   (14)%             0%                 0%

Revenues...................... 1,701,013        713,471            683,507

Cost of Sales. ...............   469,910        165,020            475,533

Selling Expenses. ............   876,373        583,856            628,822

General and Administration....     0%              0%                 0%

Interest Expense. ............     0%              0%                 0%


Liquidity.
----------

The liquidity of the Company is dependent on a number of factors related to share price. Currently, the Company has more orders for product than it can afford to purchase raw products for fabrication. The Company will require additional capital funding in order to satisfy new orders and continued growth of market share.


ITEM 3.  DESCRIPTION OF PROPERTY.


The Company leases 4,000 square feet consisting of executive, manufacturing, and storage space at the same address of its principal executive office at a monthly lease charge of $2,400. As lessee, the Company has made substantial leasehold improvements to the space. The space is divided into an executive office suite; mail room; manufacturing facility; tritium storage vault; tritium curing and assembly line; raw materials storage; and employee cafeteria. The cost of these improvements is subject to depreciation expense adjustments over the lease term. At the termination of the lease on December 31, 2000 (subject to renewal), the Company will not be able to recover the cost of these improvements. In addition, the Company owns certain manufacturing equipment (drill presses, grinders, cutters and computer lathes), raw materials for the manufacture of product, product inventory, general business equipment, furniture, and related office supplies.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS


The following table sets forth, as of December 15, 1999, the beneficial ownership of our outstanding common stock of; (I) each person or group known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our executive officers, (iii) each of our director's and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 40,218,478 shares of common stock outstanding as of this date.

                    CERTAIN BENEFICIAL OWNERS

                                      Common Stock Beneficially Owned
                                  ------------------------------------
Name and Address of               Number of Shares of
Beneficial Owners                 Common Stock           Percentage of Class
------------------                -------------------    -------------------

Kenneth E. Wilson (1)                  19,000,000*                32%
5601 Lindsey Drive
Plano, TX 75093

21st Century Technologies              11,000,000                 18%
Funding LP (2)
281 Independent Blvd. #205
Virginia Beach VA, 23462


Notes:

(1) Following a discussion of possible settlement of past due compensation, Mr. Wilson may elect to receive the past due compensation versus the issuance of stock. Mr. Wilson is married to Patricia G. Wilson who is President of the Company. Patricia G. Wilson owns 600,000 shares of the Company's stock over which she has voting control.

(2) On March 1, 1998, the Company entered into an agreement with 21st Century Technologies Funding Limited Partnership, a Virginia Limited Partnership (21st Century Technologies Funding LLC, a Virginia Limited Liability Company, General Partner). The Company agreed to sell 10,000,000 shares of unregistered common stock to the partnership at $0.08 per share, which would raise $800,000.00 in unrestricted working capital for general corporate uses. The Partnership offered for sale 1000 partnership units priced at $1,000.00 each to up to 35 non-accredited investors and unlimited offerings to accredited investors. The offering began on March 30, 1998 and was thereafter increased by 1,000,000 shares.


Security Ownership of Management
--------------------------------

The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof:

                                 Number of Shares        Percentage
Name and Address                 Beneficially Owned      of Class (1)
--------------------------       --------------------    --------------

Kenneth E. Wilson, Chm                19,000,000*            32.08%
5601 Lindsey Drive
Plano, TX 75093

Patricia G. Wilson, Pres                600,000               0.01%
A5601 Lindsey Drive
Plano, TX 75093

Fred W. Rauch, Jr.                      400,000               0.006%

------------------------------
All Executive Officers               20,000,000              33%
And Directors As Group

Notes:

(1) Following a discussion of possible settlement of past due compensation, Mr. Wilson may elect to receive the past due compensation versus the issuance of stock. Mr. Wilson is married to Patricia G. Wilson who is President of the Company. Patricia G. Wilson owns 600,000 shares of the Company's stock over which she has voting control.



Changes In Control
------------------

There are no present arrangements or pledges of the Company's securities which may result in a change of control of the Company.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Identification of Directors and Executive Officers.
--------------------------------------------------

Our directors, executive officers and key employees and their respective ages and positions are set forth below. Biographical information for each of those persons is also presented below. Our executive officers are appointed by our Board of Directors and serve at its discretion. Kenneth E. Wilson and Patricia G. Wilson are married.

Directors and Officers
----------------------

Name                    Age          Position Held
----                    ---          -------------

Kenneth E. Wilson       58           Chief Executive Officer and Chairman of
                                     the Board

Patricia G. Wilson      43           President and Director

Maura J. Bartley        42           Secretary/Treasurer and Director

Lee Pitts               47           Director

Fred W. Rausch, Jr.     70           Director


Business Experience.
--------------------

Kenneth E. Wilson, 58, is the Chairman of the Board of Directors of the Company. Mr. Wilson has acted as a consultant to IWI while it was in bankruptcy in New Mexico and was instrumental in formulating a plan of reorganization. Since 1995, Mr. Wilson has acted as a consultant of the Company and its various subsidiaries until he was elected Chairman in 1998. Prior to joining the Company, Mr. Wilson was experienced in mergers and acquisitions, corporate finance, and investment banking. During the five years preceding his affiliation with the Company, Mr. Wilson provided estate planning, living trust, annuities and other insurance programs. Mr. Wilson is married to Patricia G. Wilson (who is President of the Company) with five children. Mr. Wilson has been instrumental in guiding the Company through its early development and acquisition of key licenses and products. In addition, Mr. Wilson has been the chief sales person on behalf of the Company negotiating contracts and product delivery specifications with customers. Mr. Wilson has traveled extensively for the Company in the U.S., England, Germany and South Africa where he has successfully concluded various contracts.

Patricia G. Wilson, 43, is President of the Company. Ms. Wilson earned a B.A. Degree with Honors in Psychology from the University of Texas at Dallas. Ms. Wilson has been employed by the company in an executive capacity since its inception in 1995. In addition, Ms. Wilson is the Company's radiation safety officer and handles various licensing matters with the NRC, ATF, and the State of Texas. Before joining the Company, Ms. Wilson was employed as a research assistant (1992-1994); paralegal (1991-1992; 1986-1989; 1981-1985); and
self-employed in 1984-1986. Ms. Wilson is the mother of 5 children and is married to Kenneth E. Wilson.

Maura J. Bartley, 42, is a Director of the Company since 1998. Ms. Bartley earned a B.S. Degree Magnum Cum Laude in Business Administration from the University of Texas at Dallas in 1984. Prior to joining the Company, Ms. Bartley worked for Dallas Telco Credit Union (1984-1998; an accounting specialist (1984-1988); Investment Representative (1984-1988); data entry at Veterans Medical Center (1982-1984); and a testing administrator at Mountain View College (1980-1982).

Lee Pitts, 47, is a Director of the Company since 1998. Mr. Pitts earned a Bachelor of Applied Arts and Sciences in Business Administration from Northern Texas State University in 1985. Mr. Pitts also attended the Southwestern Law Enforcement Institute in Richardson, TX. From 1993 until 1998, Mr. Pitts was a police captain and Division Commander of the Uniformed Services Division in the North Richland Hills Police Department in North Richland Hills, TX. From 1986 to 1993, Mr. Pitts was a police sergeant. From 1983-1986, Mr. Pitts was a police corporal. From 1982 to 1983, Mr. Pitts was a police officer. Mr. Pitts served in the U.S. Marine Corps, U.S. Marine Corps Reserve, U.S. Army National Guard, and U.S. Army Reserve. Mr. Pitts has earned the rank of Sergeant Major (E-9). Mr. Pitts served one tour of duty in the Republic of Viet Nam (USMC); one tour of duty Iceland (USMC); 9 months active duty Desert Storm (USAR). While in the military, Mr. Pitts earned various course certificates, including First Sergeant Course; Advanced NCO Course; Primary Leadership Course; Counter Terrorism Course; Protective Services Training; and Military Operations on Urban Terrain.

Fred W. Rausch, Jr.,70, earned his J.D. Degree from Washburn University Law School. Mr. Rausch has over 30 years experience in various legal tenures including 2 years Assistant Revisor of Kansas Statutes; 7 years Assistant Attorney General, Kansas; 8 years Workers Compensation Fund Director, Kansas; 10 years General Counsel, Kansas Association of School Boards, and 30 years, Municipal Counsel, various Kansas municipalities. Mr. Rausch is admitted to practice law before the U.S. Supreme Court; U.S. Military Court of Appeals; U.S. Court of Appeals for the 10th Circuit; U.S. District Court Kansas; Kansas Supreme Court; and all other Kansas courts. Mr. Rausch is a U.S. Army Reserve Colonel having served duty in World War II and Korea.


Significant Employees.
-----------------------

The Company currently has significant employees who are not executive officers. These employees handle "tritium" and perform various precision machine functions whose quality could be diminished and/or interrupted if they terminated their employment with the Company. As business develops, it may be required to engage the services of additional technical employees to diminish this possibility.


Family Relationships.
---------------------

Kenneth E. Wilson and Patricia G. Wilson are husband and wife. There are no other family relationships between any director or executive officer. However, Josh Macalik Wilson, who is the son of Kenneth and Patricia Wilson, is Executive Vice President of Marketing for the Company.

ITEM 6.  EXECUTIVE COMPENSATION.

The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated.


                    SUMMARY COMPENSATION TABLE

                                               Annual Compensation
                                               -------------------

                                                              Other
                              Fiscal                          Annual
Name and Principal Position   Year     Salary ($)    Bonus    Compensation
----------------------------  ------   ----------    -----    ------------
Kenneth E. Wilson,             1998    $ 120,000*    $ 0      $ 0
Chairman

Patricia G. Wilson             1998       70,000       0        0
President and Director

Maura J. Bartley               1998       45,000       0        0
Chief Financial Officer
and Secretary

* Effective January 1999, Mr. Wilson was to be paid $10,000 per month. The company did not have sufficient revenue to pay Mr. Wilson paying him to date only $30,000 of the amount due.

Compensation of Directors
-------------------------

We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.


Employment Contracts and Termination of Employment and
Change-in-Control Arrangements through 1999.
-----------------------------------------------------

To date, there are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change of control of the Company.



ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


The only transactions between members of management, nominees to become directors or executive officers, 5% stockholders, or promoters or persons who may be deemed to be parents of the Company are:

If 19,000,000 shares of common stock are to be issued versus settlement of cash payment to Kenneth E. Wilson.

Under a consulting agreement we were required to issue 1,000,000 shares of Company common stock to Mr. Wilson and to compensate him at the rate of $10,000.00 per month. We agreed that if the Company be unable to pay Mr. Wilson in cash, the Company would issue Mr. Wilson its common stock in amount equal to $0.02 per share (which was the share price at the time the consulting contract was entered into between the Company and Mr. Wilson). The Company
paid Mr. Wilson through December of 1994.   In January of 1995, the Company
and Mr. Wilson re-negotiated the agreement to remunerate him solely in stock of the Company. This was necessary because of the Company's cash flow position and inability to pay Mr. Wilson the previously agreed upon fee under the original consulting agreement. The agreement required Mr. Wilson to perform services for the Company in exchange for 500,000 shares of Company common stock per month. As of the expiration date of the agreement, January 5, 1998, Mr. Wilson earned a total of 19,000,000 shares of the Company's common stock. The agreement required that the stock not be issued until after the end of the initial term of the agreement, which was three years. To date, no shares have been issued to Mr. Wilson. However, before any shares are issued to Mr. Wilson, the Company will provide in advance full public disclosure to its shareholders.



ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock
------------

We are authorized to issue 100,000,000 shares of common stock, par value $.001, of which 40,218,478 were issued and outstanding as of September 30, 1999 and 59,218,478 shares on a fully diluted basis. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record of all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon our liquidation. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities. All outstanding shares of common stock are fully paid and non-assessable.


Preferred Stock
---------------

     We have not authorized or issued any preferred stock.

                             PART II

ITEM 1: MARKET PRICE FOR COMMON EQUITY AND DIVIDENDS OF
        21st CENTURY TECHNOLOGIES AND OTHER SHAREHOLDER MATTERS

Our common stock is traded over-the-counter and quoted on the OTC NASDAQ Electronic Bulletin Board under the symbol "TEXN". The following table represents the range of the high and low bid prices of our stock as reported by the Nasdaq Trading and Market Services for each fiscal quarter for the last two fiscal years ending December 31, 1999. Such quotations represent prices between dealers and may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

     Year          Quarter               High          Low
     ----          -------               ----          ---

     1998         First Quarter           .31          .16
                  Second Quarter          .48          .165
                  Third Quarter           .46          .18
                  Fourth Quarter          .23          .11

      1999        First Quarter           .24          .11
                  Second Quarter          .17          .10
                  Third Quarter           .165         .08
                  Fourth Quarter          .19          .087



Our market has traded sporadically and is often thinly traded. Shareholders should consider the possibility of the loss of the entire value of their shares.

As of December 31, 1999, we had approximately 792 stockholders of record. Management controls 20,600,000 shares of our outstanding shares.


Dividends
----------

We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

Stock Splits
------------

We have not declared any stock splits in our common stock.

ITEM 2: LEGAL PROCEEDINGS

We are not involved in any material pending legal proceedings, other than routine litigation incidental to our business, to which we are a party or of which any of our property is subject.

During 1998, the Company entered into a settlement agreement settling a certain action styled Paul A. McCullough vs. Innovative Weaponry, Inc., At Law No. 96-133 in the Circuit Court for Arlington County, Virginia, which consisted, in part, of a Confessed Judgment Promissory Note obligating IWI to pay McCullough in monthly installments of $1647.67. The balance owing on said note was settled by issuing John E. McCullough, Sr., Two Hundred Twelve Thousand Four Hundred (212.400) shares of common stock, without restrictive legend, of 21st Century Technologies, Inc.

The Company settled a lawsuit (involving a contract dispute) styled Morgan Casner Associates, Inc. vs. Innovative Weaponry, et al, Cause No. 96CA006325, in the Civil Division, Superior Court of the District of Columbia. The Company paid $150,000 and received a release of Judgment, which had been granted in the suit.

The Company entered into a settlement agreement settling a certain action under United States District Court for the Northern District of Oklahoma Case No. 97-CV-004-H. Cunningham will return 71,000 shares of the Company's common stock after such time as the Company pays $39,000.00 plus interest. Said payment due and payable on May 12, 1998. The Company paid this settlement on May 8, 1998 and said shares were returned to the treasury.

Further, to the knowledge of management, no director or executive officer is party to any action in which any has an interest adverse to the Company.


ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have had no change in, or disagreements with, our principal independent accountant during our last two fiscal years.



ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

The following discussion describes all securities we have sold within the past three fiscal years without registration:

Limited Private Offering
------------------------

1997. Effective January 1, 1997, the Company had 13,311,000 shares issued and outstanding. During the calendar year ending December 31, 1997, the Company issued an additional 5,515,000 shares pursuant to an exemption provided by Sections 3(b) and 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder, and the corresponding exemptions available under state securities laws.

1998. Effective January 1, 1998, the Company had 18,825,863 shares issued and outstanding. During the calendar year ending December 31, 1998, the Company issued an additional 14,461,967 shares pursuant to an exemption provided by Sections 3(b) and 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder, and the corres-ponding exemptions available under state securities laws.

1999. Effective January 1, 1999, the Company had 33,287,830 shares issued and outstanding. Effective August 30, 1999, the Company had issued an additional 6,930,648 shares pursuant to an exemption provided by Sections 3(b) and 4(2) of the Securities Act of 1933 and Regulation D promulgat-ed thereunder, and the corresponding exemptions available under state securities laws with a total of 40,218,478 shares issued and outstanding.

The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Sections 3(b) and 4(2) as a private transaction not involving a public distribution.

In each of the private transactions above, we believe that each purchaser
(i) was aware that the securities had not been registered under federal securities laws; (ii) acquired the securities for his/her/its own account for investment purposes of the federal securities laws; (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition; and (iv) was aware that the certificate representing the securities would bear a legend restricting its transfer. We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Sections 3(b) and 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.


ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. To the full extent of Nevada Revised Statutes Sections 78.7502 and 78.751 indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive. We will indemnify such individuals against all costs, expenses and liabilities reasonably incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. This right of indemnification shall not be exclusive of other rights the individual is entitled to as a matter of law or otherwise.

We will not indemnify an individual adjudged liable due to his negligence or willful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

                             PART F/S

                  INDEX TO FINANCIAL STATEMENTS

21st Century Technologies, Inc. and its wholly owned subsidiaries, Consolidated Financial Statements (un-audited) for the nine months ended September 30, 1999.

* Consolidated Balance Sheet For the Nine Months Ended September 30, 1999 (Unaudited)

* Consolidated Statements of Operations For the Nine Months Ended September 30, 1999 (Unaudited)

* Consolidated Statements of Cash Flows (Unaudited) For the Nine Months Ended September 30, 1999

* Consolidated Statements of Stockholders' Equity (Unaudited) for the Nine Months Ended September 30, 1999

* Notes to Consolidated Financial Statements for the Nine Months Ended September 30, 1999 (Unaudited)

21st Century Technologies, Inc. and its wholly owned subsidiaries, Audited Financial Statements for December 31, 1998 and December 31, 1997

*     Independent Auditor's Report

*     Consolidated Balance Sheet December 31, 1998 and 1997

* Consolidated Statements of Operations For the Two Years Ended December 31, 1998 and 1997

* Consolidated Statements of Comprehensive Income for the Two Years Ended December 31, 1998 and 1997

* Consolidated Statements of Cash Flows for the Two Years Ended December 31, 1998 and 1997

*     Supplemental Schedule of Non-Cash Investing and Financing Activities

* Consolidated Statements of Stockholders' Equity For the Two Years Ended December 31, 1998

* Notes to Consolidated Financial Statements For the Years Ended December 31, 1998 and 1997

         21st Century Technologies, Inc. and Subsidiaries

                    Consolidated Balance Sheet
                           (Unaudited)


                                                    September 30, 1999
                                                    -------------------
Assets
------

Current Assets:
     Cash and cash equivalents                      $          17,623
     Accounts Receivable                                    1,002,866
     Inventories                                              159,416
     Notes Receivable                                          35,000
                                                     -----------------
          Total Current Assets                              1,214,905

Property, Plant, and Equipment, Net                           158,274

Other Assets, Net                                             462,726
                                                     -----------------
          Total Assets                               $      1,835,905
                                                     =================

Liabilities and Stockholders' Equity
------------------------------------

Current Liabilities:

     Accounts Payable-trade                                  119,440
     Accounts Payable-other                                    7,882
                                                     -----------------
          Total Current Liabilities                          127,372

Other Liabilities:

     Notes Payable                                           208,843
                                                     -----------------

Total Liabilities:                                           336,215

Stockholders' Equity:
     Common Stock, 40,218,478 issued and
      outstanding shares at $.001 par value
      at September 30, 1999                                   40,218
     Paid-in Capital                                       3,360,096
     Retained Earnings (Deficit)                          (1,479,776)
     Current Earnings                                       (420,848)
           Total Stockholders' Equity                      1,499,690
                                                     -----------------
     Total Liabilities and Stockholders' Equity      $     1,835,905
                                                     =================


See Notes to Consolidated Financial Statements

         21st Century Technologies, Inc. and Subsidiaries

              Consolidated Statements of Operations
                           (Unaudited)

                                            3 Months Ended   9 Months Ended
                                             Sept 30,1999     Sept 30, 1999
                                            ---------------- ----------------
Net Sales                                   $       191,615  $       683,507

Cost of Sales                                       157,736          475,533
                                            ---------------- ----------------
Gross Profit                                         33,879          207,974

General and administrative expenses                 166,022          536,119

Depreciation and Amortization                        30,901           92,703
                                            ---------------- ----------------
Net Income (Loss)                                  (163,044)        (420,848)

Estimated Income Taxes                                    0                0
                                            ---------------- ----------------
Net Income (Loss)                           $      (163,044) $      (420,848)
                                            ================ ================


Earnings (Loss) Per Common Share:
     Primary                                $      (0.0044)  $       (0.0115)
     Fully Diluted                          $      (0.0029)  $       (0.0075)





See Notes to Consolidated Financial Statements

         21st Century Technologies, Inc. and Subsidiaries

              Consolidated Statements of Cash Flows
                           (Unaudited)
           For the Nine Months Ended September 30, 1999


                                                Sept 30, 1999     Dec 31, 1998
                                                --------------- --------------
Cash Flows From Operating Activities:
Net Income (Loss)                               $     (420,848) $     113,869
Adjustments to reconcile net income to net cash
  provided (used) by operating activities
     Depreciation and Amortization                      92,703        123,604

Change in operating assets and liabilities:
     Accounts receivable                                (6,203)      (860,773)
     Inventory                                             440        (74,396)
     Other non-current assets                          (37,496)       (18,359)
     Accounts payable                                   88,096        (31,763)
                                                --------------- --------------
     Net Cash Provided (Used) by
       Operating Activities                           (283,308)      (747,818)

Cash Flows From Investing Activities:
     Purchase Equipment                                               (66,568)
                                                                --------------
     Net Cash Provided (Used) by
     Investing Activities                                             (66,568)

Cash Flows From Financing Activities:
     Increase/(Decrease) in long-term debt              23,659        (53,552)
     (Purchase)/Sale of Treasury Stock                  39,889        (39,889)
     Sale of stock                                     226,262        910,745
                                                --------------- --------------
     Net Cash Provided (Used) by
      Financing Activities                             289,810        817,304
                                                --------------- --------------
Net Increase (Decrease) in Cash and Cash
   Equivalents                                           6,502          2,918
Cash and Cash Equivalents at Beginning of Period        11,121          8,203
                                                --------------- --------------

Cash and Cash Equivalents at End of Period      $       17,623  $      11,121
                                               =============== ===============



See Notes to Consolidated Financial Statements

         21st Century Technologies, Inc. and Subsidiaries

         Consolidated Statements of Stockholders' Equity
                           (unaudited)
           For the Nine Months Ended September 30, 1999

                            Common    Paid-In      Retained     Treasury
                            Stock     Capital      Earnings     Stock     Total
                            --------- ------------ ------------ --------- ------------
Balance, Dec. 31, 1998      $  32,410 $ 3,117,085  $(1,479,776) $(39,889) $ 1,629,830

Sale of Treasury Stock                                            39,899       39,889

Sale of Common Stock        $   7,808 $   243,011                             250,819

Net Income                                         $  (420,848)           $  (420,848)

Balance 9/30/99             $  40,218 $ 3,360,096  $(1,900,624)           $ 1,499,690



See Notes to Consolidated Financial Statements




                  21st Century Technology, Inc.
            Notes to Consolidated Financial Statements
           For the Nine Months Ended September 30, 1999
                           (Unaudited)

Note 1:  Summary of Significant Accounting Policies:

a. Organization and Business Activities

21st Century Technologies, Inc. was originally incorporated under the laws of the State of Delaware on May 15, 1967 as Satcom Corporation. On November 6, 1991, the Company changed its name to Hughes Pharmaceutical Corporation. Subsequent to 1991, the Company changed its name from Hughes Pharmaceutical Corporation to First National Holding Corporation. The Company became public in 1985 through a merger with International Fluidics Control, Inc. (formerly Sensory Systems, Inc., Training With The Pros, Inc., and/or M-H Studios, Inc.). International Fluidics Control, Inc. successfully completed a public offering of its securities in 1969 under Regulation A of the Securities Act of 1933.

As of December 31, 1985, the Company had liquidated all business operations and began the search for a suitable merger or acquisition candidate. As a result of this action, the Board of Directors approved a quasi-reorganization for accounting purposes, effective January 1, 1986, whereby all accumulated deficits in shareholders' equity were offset against additional paid-in capital and common stock balance sheet accounts to the extent of reducing these accounts to equal the par value of the issued and outstanding shares of common stock.

During the third quarter of 1994, in conjunction with the execution of a letter of intent to acquire Innovative Weaponry, Inc. (a New Mexico corporation), the Company changed its corporate name to Innovative Weaponry, Inc. to better reflect its future actions and pending relationship with the acquisition target. On September 25,1995, the Board of Directors approved a name change to 21st Century Technologies, Inc.

Innovative Weaponry, Inc. - New Mexico was incorporated on June 22, 1988 under the laws of the State of New Mexico. The Company was formed for the development and sale of specialized firearms, firearm systems and related equipment. On September 14, 1992, Innovative Weaponry, Inc. filed a petition for relief under Chapter 11 of the Federal Bankruptcy Laws in the United States Bankruptcy Court of the District of New Mexico. Under Chapter 11, certain claims are stayed while the Debtor continues business operations as Debtor-in-Possession. On August 19, 1994, IWI-NV (now 21st Century Technologies, Inc.) and IWI-NM entered into a letter of intent whereby IWI-NV would use its unregistered, restricted common stock and cash to satisfy certain obligations of IWI-NM in settlement of IWI-NM's bankruptcy action.
On February 1, 1995, the U. S. Bankruptcy Court of the District of New Mexico confirmed the IWI-NM's plan of reorganization. The plan became effective 30 days after its confirmation. IWI-NM became a wholly owned subsidiary of Innovative Weaponry, Inc. (IWI-NV) (formerly First National Holding Corporation) (a Nevada Corporation) (now known as 21st Century Technologies, Inc.), a publicly owned company.

b.  Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company considers all cash on hand and in banks, certificates of deposit and other highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash and cash equivalents.

c.  Revenue recognition and credit policies:

In the normal course of business, the Company primarily sells its goods on either a "cash in advance" or "cash on delivery" basis and periodically extends unsecured credit to its customers involved in the retail sale of the Company's products. All customers are located throughout the United States and some European Countries. Because of the credit risk involved, management has provided an allowance for doubtful accounts, which reflects its opinion of amounts, which will eventually become uncollectible. In the event of complete non-performance by the Company's customers, the maximum exposure to the Company is the outstanding trade accounts receivable balance at the date of non-performance.

d.  Inventory:

Inventory at September 30, 1999, consists of raw materials used in the manufacture of firearm products and finished goods. Inventory is carried at the lower of cost or market value, using the first-in, first-out method.

e.  Property and equipment:

Property and equipment is recorded at its historical cost. Depreciation is provided for in amounts sufficient to relate the asset cost to operations over the estimated useful life (three to five years) using the straight-line method for financial reporting purposes.

Gains and losses from disposition of property and equipment are recognized as incurred and are included in operations.

f.  Income Taxes:

The Company uses the asset and liability method as identified in SFAS 109, Accounting for Income Taxes.

g.  Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

h.  Asset Impairment:

The Company adopted the provisions of SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, in its financial statements for the year ended December 31, 1995. There has been no effect as of June 30, 1998 of adopting SFAS 121.

i.  Stock-Based Compensation:

The Company will follow the fair value based method of accounting as prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, for its stock-based compensation. The Company has not adopted a stock option plan.

j.  Principles of Consolidation and Presentation --Wholly-Owned Subsidiaries:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and accounts have been eliminated in the consolidation.

k.  License Agreement:

The License agreement is amortized over the life of the related patent technology (generally 17 years) using the straight-line method.

l.  Basis of Presentation:

Financial information presented as of any date other than December 31 has been prepared from the books and records without audit. The accompanying financial statements have been prepared in accordance with the instructions to Form 10QSB and do not include all of the information and the footnotes required by generally accepted accounting principles for complete statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial statements, have been included.

These financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 1998.

Note 2:  Other Assets

License Agreement: In June 1995, Trident entered into a license agreement (Agreement) with Trade Partners International, Inc. (TPI) to acquire the exclusive license to certain patent rights conveyed to TPI by The University of California as operators of Los Alamos National Laboratory (patent holder) related to the development, marketing and sales rights to certain specified magnetic and/or magnet technology.

The agreed-upon and negotiated value of the Agreement at acquisition date was $75,000. Subsequently, the transaction was re-negotiated and 21st Century acquired all of the common stock of TPI in a Type B reorganization.

Trident, as sub-licensee, is obligated to pay a royalty fee of 8.0% on net income (as defined in the Agreement) of products sold using the patented technology. Further, Trident is to pay an annual maintenance fee, which was $24,000 for the third and all subsequent years of the Agreement. All royalty fees paid during a specific year are to be credited to that year's maintenance fee and the maintenance fee requirement is considered met if the royalty payments during an Agreement year are equal to or exceed the required maintenance fee.

Trademark:

The trademark "PT Night Sights" has been capitalized at cost and is being amortized over its term.

Bankruptcy excess Re-Organization Cost:

Innovative Weaponry, Inc. (IWI) emerged from a bankruptcy filing under Chapter 11 of the US Bankruptcy Code, effective March 1, 1995. As a result of the Plan of Reorganization, IWI became a wholly owned subsidiary of 21st Century Technologies, Inc. and all prior IWI shareholders retained less that a 50% interest in the combined reorganized entities.

In conjunction with IWI's emergence from protection under Chapter 11, IWI recognized "fresh-start" accounting as a result of its acquisition by 21st Century. "Fresh start" accounting allows for the restatement of all assets and liabilities being set to the fair market value of each respective category and the restatement of retained earnings to "0". The resulting amount was debited to the account "Reorganization value in excess of amounts allocable to identifiable assets". This balance is being amortized over ten (10) years using the straight-line method. The amortization period began on March 1, 1995, concurrent with the effective date of IWI's Plan of Reorganization.

The adjustment necessary to reflect the "fresh-start" accounting, as prescribed by Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" issued by the American Institute of Certified Public Accountants reflected a Reorganization value in excess of amounts allocable to identifiable assets.

Note 3: Stockholders' Equity

The total number of all classes of authorized capital stock is 100,000,000 shares, all of which are Common Stock, $0.001 par value per share. As of September 30, 1999, there are 40,218,478 shares of Common Stock issued and outstanding.

Note 4:  Earnings (Loss) Per Common Share

Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the 9 months ended September 30, 1999. SFAS No. 128, Earnings per Share applies to entities with publicly held common stock and establishes standards for computing and presenting earnings per share (EPS). Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Note 5:  Income Taxes

At December 31, 1998, the Company had available net operating loss carryforwards of approximately $1,479,776 for federal income tax purposes that begin to expire in 2008. The federal carryforwards resulted in losses generated in prior years. For financial purposes, a valuation allowance of $1,479,776 has been recognized to offset the deferred tax assets. There are no deferred tax liabilities. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Note 6:  Risks and Uncertainties

The Company operates in highly specialized industries. There are only four companies worldwide who manufacture and sell night sights using tritium. The Company ranks number three out of four. The gun sight industry is highly dependent on major firearms manufacturers as well as consumer and governmental demand for weapons. World conditions and economies can affect the future sales of this product.

The Company's magnetic and hydraulic-magnetic technologies are largely un-proven and may require additional extensive testing before marketing these products can continue. Demand for these products from governmental and industrial sources is largely estimated and while the Company has studied various markets, no assurance can be given that these products can be successfully marketed.

In the future, these products will be marketed outside the United States, which will subject the Company to foreign currency fluctuation risks.

The Company's firearm replica import division has not been tested in the U. S. market and the estimated demand may not reach the Company's expectations.

Note 7:  Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Cash Equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts Receivable and Accounts Payable. The carrying amount of accounts receivable and accounts payable in the balance sheet approximates fair value.

Short-Term and Long-Term Debt. The carrying amount of the debts recorded in the balance sheet approximates fair value.

The carrying amounts of the Company's financial instruments at December 31, 1997 and 1996 represent fair value.

Note 8:  Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The Company's comprehensive income does not differ from its reported net income.

Note 9:  Business Segments

The Company has six business segments: (a) Manufacture of night sights for handguns, (b) Manufacture of "the Gripper", a patented device used for climbing steel surfaces, (c) Manufacture of an Emergency Magnetic-Hydraulic Sea Patch System, (d) Manufacture of body armor, (e) Importation and sale of handguns, and (f) Importation and distribution of a tire sealant product. The majority of the Company's sales are derived from sales of night sights. The other segments sales are not material to these financial statements.

Note 10:  Year 2000 Issues

The Company employed an independent consultant to evaluate is internal hardware and software with respect to the Year 2000 issue (Y2K). The Y2K issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time sensitive software or hardware may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or malfunction. Other applications such as telephone systems, etc. are being reviewed by their vendors for compliance. No cost has been estimated at this time.

<Letterhead of
ALVIN L. DAHL
& ASSOCIATES,PC
Certified Public Accountants
A Professional Corporation>


                   Independent Auditor's Report
                   ----------------------------

Board of Directors and Stockholders
21st Century Technologies, Inc.
2513 East Loop 820 North
Ft. Worth, TX 76118

We have audited the accompanying balance sheets of 21st Century Technologies, Inc. as of December 31, 1998 and 1997, and the related statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 21st Century Technologies, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Alvin L. Dahl & Associates

ALVIN L. DAHL & Associates, PC

March 15,1999

Dallas, Texas




    903 N. Bowser Road, Suite 370 * Richardson, Texas 75801 *
               (972) 664-1527 * FAX (972) 664-1430

         21st Century Technologies, Inc. and Subsidiaries

                    Consolidated Balance Sheet
                   December  31, 1998 and 1997

                                                  1998         1997
                                             ------------- -------------
Assets                                                     As Restated

Current Assets:
    Cash and cash equivalents                $     11,121  $      8,203
    Accounts Receivable(Note 2)                   996,663       135,890
    Inventories(Note 3)                           158,976        84,580
    Notes Receivable(Note 4)                       35,000        35,000
                                             ------------- -------------
          Total Current Assets                  1,201,760       263,673

Property, Plant, and Equipment, Net (Note 6)      187,314       190,003

Other Assets, Net (Note 7)                        425,230       527,733
                                             ------------- -------------
          Total Assets                       $  1,814,304  $    981,409
                                             ============= =============
Liabilities and Stockholders' Equity

Current Liabilities:

    Accounts Payable-trade  (Note 5 )              38,929        70,692
    Accounts Payable-other                            347        22,078
                                             ------------- -------------
          Total Current Liabilities                39,276        92,770

Other Liabilities:

    Deposits                                        3,372
    Notes Payable (Note 9)                        141,908       193,460
                                             ------------- -------------
Total Liabilities:                                184,556       286,230

Stockholders' Equity (Note 10):
    Common Stock, issued  and outstanding
     33,287,830 shares in 1998 and
     18,825,863 shares in 1997                     32,410        18,826
    Paid-in Capital                             3,117,085     2,269,998
    Retained Earnings (Deficit)                (1,479,776)   (1,593,645)
    Treasury Stock                               ( 39,889)          -0-
          Total Stockholders' Equity            1,629,830       695,179
                                             ------------- -------------
    Total Liabilities and
    Stockholders' Equity                     $  1,814,304  $    981,733
                                             ============= =============


See Notes to Consolidated Financial Statements

         21st Century Technologies, Inc. and Subsidiaries

              Consolidated Statements of Operations
        For the Two Years Ended December 31, 1998 and 1997

                                                       1998          1997
                                                  ------------- -------------
Net Sales                                         $  1,701,013  $    712,471

Cost of Sales                                          469,910       165,020
                                                  ------------- -------------
Gross Profit                                         1,231,103       547,471

General and administrative expenses                    752,769       465,386

Non-Operating Expenses                                 240,861           -0-

Depreciation and Amortization                          123,604       118,470
                                                  ------------- -------------
Income (Loss) before Income Taxes                      113,869       (36,405)

Estimated Income Taxes                                       0            0
                                                  ------------- -------------
Net Income (Loss)                                 $    113,869  $    (36,405)
                                                  ============= =============

Earnings (Loss) Per Common Share: (Note 12)
     Primary                                      $      0.004  $     (0.002)
     Fully Diluted                                $         NA  $         NA




See Notes to Consolidated Financial Statements

         21st Century Technologies, Inc. and Subsidiaries

         Consolidated Statements of Comprehensive Income
                            (Note 17)
            For the Two Years Ended December 31, 1998


1998
----

     Net Income                                   $  113,869

        Other comprehensive income, net of tax             0
                                                  -----------
     Comprehensive income                         $  113,869
                                                  ===========

1997
----
     Net Income                                   $ ( 36,405)

         Other comprehensive income, net of tax            0
                                                  -----------
     Comprehensive income                         $ ( 36,405)
                                                  ===========

See Notes to Consolidated Financial Statements

         21st Century Technologies, Inc. and Subsidiaries

              Consolidated Statements of Cash Flows

        For the Two Years Ended December 31, 1998 and 1997

                                                        1998          1997
                                                   ------------- -------------
Cash Flows From Operating Activities:
Net Income (Loss)                                  $    113,869  $    (36,405)
Adjustments to reconcile net income to net cash
  provided (used) by operating activities
     Depreciation and Amortization                      123,604       118,470
Change in operating assets and liabilities:
     Accounts receivable                               (860,773)      (29,147)
     Inventory                                         ( 74,396)       35,400
     Other non-current assets                           (18,359)      (84,711)
     Accounts payable-trade                             (31,763)      (66,582)
                                                   ------------- -------------
     Net Cash Provided (Used) by
     Operating Activities                              (747,818)      (62,975)

Cash Flows From Investing Activities:

     Purchase Equipment                                 (66,568)            0
                                                   ------------- -------------
     Net Cash Provided (Used) by
     Investing Activities                               (66,568)            0

Cash Flows From Financing Activities:
     Decrease in long-term debt                         (53,552)       (1,454)
     Purchase Treasury Stock                            (39,889)            0
     Sale of stock                                      910,745        55,506
                                                   ------------- -------------
     Net Cash Provided (Used) by
     Financing Activities                               817,304        54,052
                                                   ------------- -------------
Net Increase (Decrease) in Cash and Cash Equivalents      2,918        (8,923)
Cash and Cash Equivalents at Beginning of Year            8,203        17,126
                                                   ------------- -------------
Cash and Cash Equivalents at End of Year           $     11,121  $      8,203
                                                   ============= =============

See Notes to Consolidated Financial Statements

         21st Century Technologies, Inc. and Subsidiaries

Supplemented Schedule of Non-Cash Investing and Financing Activities

        For the Two Years Ended December 31, 1998 and 1997


                                                        1998         1997
                                                   ------------- -------------
 Issue Common Stock for Debt                       $     28,410



See Notes to Consolidated Financial Statements

         21st Century Technologies, Inc. and Subsidiaries

         Consolidated Statements of Stockholders' Equity

            For the Two Years Ended December 31, 1998

                         Common  Treasury Paid-In     Retained
                         Stock   Stock    Capital     Earnings     Total
                         ------- -------- ----------- ------------ -----------
Balance, January 1, 1997  13,311           2,220,007   (1,060,297)  1,173,021

Adjustment for 1996
 Payables paid in 1998                                   (111,646)  1,061,375

Correction of Prior
 Period Accounting Error
 (Note 23)                                               (385,297)    676,078

Sale of Common Stock       5,515              49,991                   55,506

Net Income                                                (36,405)    (36,405)
                         ------- -------- ----------- ------------ -----------
Balance, Dec. 31, 1997    18,826           2,269,998   (1,593,645)    695,179

Sale of Common Stock      13,584             847,087                  860,671

Purchase of Treasury
  Stock                          (39,889)                             (39,889)

Net Income                                                113,869     113,869
                         ------- -------- ----------- ------------ -----------
Balance, Dec. 31, 1998   $32,410 (39,889) $3,117,085  $(1,479,776) $1,629,830
                         ======= ======== =========== ============ ===========

See Notes to Consolidated Financial Statements

                  21st Century Technology, Inc.
            Notes to Consolidated Financial Statements
          For the Years Ended December 31, 1998 and 1997

Note 1:  Summary of Significant Accounting Policies:

a. Organization and Business Activities

21st Century Technologies, Inc. was originally incorporated under the laws of the State of Delaware on May 15, 1967 as Satcom Corporation. On November 6, 1991, the Company changed its name to Hughes Pharmaceutical Corporation. Subsequent to 1991, the Company changed its name from Hughes Pharmaceutical Corporation to First National Holding Corporation. The Company became public in 1985 through a merger with International Fluidics Control, Inc. (formerly Sensory Systems, Inc., Training With The Pros, Inc., and/or M-H Studios, Inc.). International Fluidics Control, Inc. successfully completed a public offering of its securities in 1969 under Regulation A of the Securities Act of 1933.

As of December 31, 1985, the Company had liquidated all business operations and began the search for a suitable merger or acquisition candidate. As a result of this action, the Board of Directors approved a quasi-reorganization for accounting purposes, effective January 1, 1986, whereby all accumulated deficits in shareholders' equity were offset against additional paid-in capital and common stock balance sheet accounts to the extent of reducing these accounts to equal the par value of the issued and outstanding shares of common stock.

During the third quarter of 1994, in conjunction with the execution of a letter of intent to acquire Innovative Weaponry, Inc. (a New Mexico corporation), the Company changed its corporate name to Innovative Weaponry, Inc. to better reflect its future actions and pending relationship with the acquisition target. On September 15, 1997, the Board of Directors approved a name change to 21st Century Technologies, Inc.

Innovative Weaponry, Inc. - New Mexico was incorporated on June 22, 1988 under the laws of the State of New Mexico. The Company was formed for the development and sale of specialized firearms, firearm systems and related equipment. On September 14, 1992, Innovative Weaponry, Inc. filed a petition for relief under Chapter 11 of the Federal Bankruptcy Laws in the United States Bankruptcy Court of the District of New Mexico. Under Chapter 11, certain claims are stayed while the Debtor continues business operations as Debtor-in-Possession. On August 19, 1994, IWI-NV (now 21st Century Technologies, Inc.) and IWI-NM entered into a letter of intent whereby IWI-NV would use its unregistered, restricted common stock and cash to satisfy certain obligations of IWI-NM in settlement of IWI-NM's bankruptcy action.
On February 1, 1995, the U. S. Bankruptcy Court of the District of New Mexico confirmed the IWI-NM's plan of reorganization. The plan became effective 30 days after its confirmation. IWI-NM became a wholly owned subsidiary of Innovative Weaponry, Inc. (IWI-NV) (formerly

First National Holding Corporation) (a Nevada Corporation) (now known as 21st Century Technologies, Inc.), a publicly owned company.

b.  Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company considers all cash on hand and in banks, certificates of deposit and other highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash and cash equivalents.

c.  Revenue recognition and credit policies:

In the normal course of business, the Company primarily sells its goods on either a "cash in advance" or "cash on delivery" basis and periodically extends unsecured credit to its customers involved in the retail sale of the Company's products. All customers are located throughout the United States and some European Countries. Because of the credit risk involved, management has provided an allowance for doubtful accounts, which reflects its opinion of amounts, which will eventually become uncollectible. In the event of complete non-performance by the Company's customers, the maximum exposure to the Company is the outstanding trade accounts receivable balance at the date of non-performance.

d.  Inventory:

Inventory at December 31, 1998 and 1997, respectively, consists of raw materials used in the manufacture of firearm products and finished goods. Inventory is carried at the lower of cost or market value, using the average cost method.

e.  Property and equipment:

Property and equipment is recorded at its historical cost. Depreciation is provided for in amounts sufficient to relate the asset cost to operations over the estimated useful life (three to five years) using the straight-line method for financial reporting purposes.

Gains and losses from disposition of property and equipment are recognized as incurred and are included in operations.

f.  Income Taxes:

The Company uses the asset and liability method as identified in SFAS 109, Accounting for Income Taxes.

g.  Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

h.  Asset Impairment:

The Company adopted the provisions of SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, in its financial statements for the year ended December 31, 1995. There has been no effect as of December 31, 1998 of adopting SFAS 121.

i.  Stock-Based Compensation:

The Company will follow the fair value based method of accounting as prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, for its stock-based compensation. The Company has not adopted a stock option plan.

j.  Principles of Consolidation and Presentation --Wholly-Owned Subsidiaries:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and accounts have been eliminated in the consolidation.

k.  License Agreement:

The License agreement is amortized over the life of the related patent technology (generally 17 years) using the straight-line method.


Note 2:  Accounts Receivable

At December 31, 1998 and 1997, accounts receivable is comprised of the following:

                                                    1998          1997
                                               ------------  -----------
Trade Receivables                              $   995,790   $  112,266
Plus:  Other                                           873       23,624
                                               ------------  -----------
  Total                                        $   996,663   $  135,890

Credit is extended on an evaluation of the customer's financial condition and generally collateral is not required.

On November 6, 1998, Innovative Weaponry received a purchase order from Continental Weapons Ltd for 32,103 Night Sights. Continental has been invoiced and a quantity of sights have been shipped to South Africa. The balance of the order has been manufactured and is being held at the Company's manufacturing facility to be installed on the Griffon replica of the Colt 45 as they are received by the Company. The Company receives credit against the purchase price of the pistols they import for the sales price of the sights.

Note 3:  Inventories

Ad December 31, 1998 and 1997, inventories are comprised of the following:

                                                   1998              1997
                                                -------------- -------------
Finished goods                                  $     17,376   $    20,216
Work In Process                                 $              $     8,570
Raw materials                                   $    141,600   $    55,774
                                                -------------- -------------
Total current cost                              $    158,976   $    84,580

Note 4:  Notes Receivable

As of December 31, 1998 and 1997, Notes Receivable of the Company are as
follows:
                                                   1998              1997
                                                -------------- -------------
     Frank Mahan                                $     25,000   $     25,000
     Carl Swan                                  $     10,000   $     10,000


Note 5:  Accounts Payable

As of December 31, 1998 and 1997, the Company was obligated on the following accounts payable amounts:

                                                         1998          1997
                                                    ------------- ------------
     Trade Payables                                 $     38,929  $    70,692
     Payroll Tax Settlement                                            15,662
     Other Payables                                          347        6,416
                                                    ------------- ------------
      Total Payables                                $     39,276  $    92,770

Note 6:  Property, Plant, and Equipment

                                                          1998          1997
                                                    ------------- ------------
Leasehold improvements                              $       -0-   $       -0-
Machinery and Equipment                                  310,260      247,699
Computer Equipment                                        50,826       35,407
Show Modules                                              30,586       30,586
Furniture and Fixtures                                    24,061       33,235
Real Estate                                               10,000       10,000
                                                    ------------- ------------
Total                                               $    425,733  $   359,165
Less: Accumulated depreciation                         ( 238,419)    (166,924)
                                                    ------------- ------------
Net property, plant, and equipment                  $    187,314  $   190,003

There are no capitalized leases included above. All equipment leases maintained by the Company are expense leases, which are expensed as paid.

Note 7:  Other Assets

License Agreement: In June 1995, Trident entered into a license agreement (Agreement) with Trade Partners International, Inc. (TPI) to acquire the exclusive license to certain patent rights conveyed to TPI by The University of California as operators of Los Alamos National Laboratory (patent holder) related to the development, marketing and sales rights to certain specified magnetic and/or magnet technology.

The agreed-upon and negotiated value of the Agreement at acquisition date was $75,000. Subsequently, the transaction was re-negotiated and 21st Century acquired all of the common stock of TPI in a Type B reorganization.

Trident, as sub-licensee, is obligated to pay a royalty fee of 8.0% on net income (as defined in the Agreement) of products sold using the patented technology. Further, Trident is to pay an annual maintenance fee, which was $24,000 for the third and all subsequent years of the Agreement. All royalty fees paid during a specific year are to be credited to that year's maintenance fee and the maintenance fee requirement is considered met if the royalty payments during an Agreement year are equal to or exceed the required maintenance fee.

Trademark:

The trademark "PT Night Sights" has been capitalized at cost and is being amortized over its term.

Bankruptcy excess Re-Organization Cost:

Innovative Weaponry, Inc. (IWI) emerged from a bankruptcy filing under Chapter 11 of the US Bankruptcy Code, effective March 1, 1995. As a result of the Plan of Reorganization, IWI became a wholly owned subsidiary of 21st Century Technologies, Inc. and all prior IWI shareholders retained less that a 50% interest in the combined reorganized entities.

In conjunction with IWI's emergence from protection under Chapter 11, IWI recognized "fresh-start" accounting as a result of its acquisition by 21st Century. "Fresh start" accounting allows for the restatement of all assets and liabilities being set to the fair market value of each respective category and the restatement of retained earnings to "0". The resulting amount was debited to the account "Reorganization value in excess of amounts allocable to identifiable assets". This balance is being amortized over ten (10) years using the straight-line method. The amortization period began on March 1, 1995, concurrent with the effective date of IWI's Plan of Reorganization.

The adjustment necessary to reflect the "fresh-start" accounting, as prescribed by Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" issued by the American Institute of Certified Public Accountants reflected a Reorganization value in excess of amounts allocable to identifiable assets.

Other Assets of the Company are as follows:

                                                     1998        1997
                                                 ------------  -----------
PT Night Sight Trademark                         $    25,000   $   25,000
Subsidiary Bankruptcy Excess Reorganization Value    511,303      511,303
License Agreement                                     75,000       75,000
Prepaids and deposits                                  8,769
Amortization                                        (196,488)

Note 8:  Short-Term Borrowings

None

Note 9:  Long-Term Debt and Related Matters

The President of the Company and her husband, a consultant to the Company, have advanced personal funds to the Company to cover cash operating shortfalls. These advances were made during various critical periods when bank financing or the sales of shares were not economically feasible due, in part, to the Company's creditworthiness and cash flow position. These advances have been made over a period of years and are not represented by a note payable. The balance of the advances by the Wilson's is $93,828 at December 31, 1997 and $117,230 at December 31, 1998. No maturity date or interest rate has been established.

The Company is also indebted to the Odyssey Group, a payroll service in Albuquerque, NM.

                                                    1998           1997
                                              ------------- ----------------
     McCoullough                              $             $        28,410
     Odyssey Group                                  46,080           57,484
     Wilsons                                        95,828          107,566
                                              ------------- ----------------
     Notes Payable                            $    141,908  $       193,460

Note 10: Stockholders' Equity

At December 31, 1998 and 1997. the number of authorized and issued common shares and the related par value and dividends paid are as follows:

                                                     1998           1997
                                                 -----------     ----------
Common stock, authorized                         500,000,000     50,000,000
Common stock issued                               33,287,830     18,825,863
Common stock outstanding                          33,287,830     18,825,863
Common stock, per share par value                $     0.001     $    0.001
Cash dividends paid on common stock                    none          none

Note 11:  Earnings (Loss) Per Common Share

Earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the years 1998 and 1997. There were no common stock equivalents outstanding during the years 1998 and 1997. SFAS No. 128, Earnings per Share applies to entities with publicly held common stock and establishes standards for computing and presenting earnings per share (EPS). Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Note 12:  Income Taxes

At December 31, 1998, the Company has available net operating loss carryforwards of approximately $1,479,776 for federal income tax purposes that begin to expire in 2008. The federal carryforwards resulted in losses generated in prior years. For financial purposes, a valuation allowance of $1,479,776 has been recognized to offset the deferred tax assets. There are no deferred tax liabilities. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 1998 and 1997 are as follows:

                                                    1998             1997
                                                 -----------   ------------
Deferred tax assets:
     Net operating loss carryforwards            $1,479,776    $ 1,593,645
     Valuation allowance for deferred tax assets (1,479,776)   ( 1,593,645)
                                                 -----------   ------------
     Deferred tax assets                                 0              0

Note 13:  Related-Party Transactions/Stock-Based Compensation

The Company accounts for stock-based compensation using the principles prescribed in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation which states that "...the fair value of the equity instruments used to measure the transaction if that value is more reliably measurable than the fair value of the consideration received."

In September of 1994, the board of directors entered into a consulting contract with Ken Wilson, (husband of the current Company President). This agreement required the Company to issue 1,000,000 shares of Company common stock to Mr. Wilson and to compensate him at the rate of $10,000.00 per month. Should the Company be unable to pay Mr. Wilson in cash, the Company would issue Mr. Wilson its common stock in amount equal to $0.02 per share (which was the share price at the time the consulting contract was entered into between the Company and Mr. Wilson). The Company paid Mr. Wilson through
December of 1994.   In January of 1995, the Company and Mr. Wilson
re-negotiated the agreement to remunerate him solely in stock of the Company. This was necessary because of the Company's cash flow position and inability to pay Mr. Wilson the previously agreed upon fee under the original consulting agreement. The agreement required Mr. Wilson to perform services for the Company in exchange for 500,000 shares of Company common stock per month. As of the expiration date of the agreement, January 5, 1998, Mr. Wilson earned a total of 19,000,000 shares of the Company's common stock. The agreement required that the stock not be issued until after the end of the initial term of the agreement, which was three years. The stock has not been issued and will be subject to rule 144 of the US Securities and Exchange Commission when issued and will be further subject to a five year "lock-up" requirement. This requirement precludes Mr. Wilson from selling said stock for five years from the date of issuance.

The Wilson's have advanced personal funds to the Company to cover cash operating shortfalls (See Note 9).

Note 14:  Commitments and Contingent Liabilities

A dispute exists regarding the attorney's fees owed by Innovative Weaponry, Inc. and 21st Century Technologies, Inc. to their attorneys in the lawsuit styled "Morgan Casner Associates, Inc. v. Innovative Weaponry, Inc. et al." The attorneys in this matter, the law firm of Eckert, Seamans, Cherin & Mellott, L.L.C. had billed $22,596 as of December 31, 1997, which had been paid at December 31, 1998. As of December 31, 1998, Eckert, Seamans had billed an additional $71,500, and there is a dispute as to the appropriateness of these attorneys' fees. The Company is attempting to resolve this matter and the actual liability has not been determined at balance sheet date. (See
Note 20)

Note 15:  Risks and Uncertainties

The Company operates in highly specialized industries. There are only four companies worldwide who manufacture and sell night sights using tritium. The Company ranks number three out of four. The gun sight industry is highly dependent on major firearms manufacturers as well as consumer and governmental demand for weapons. World conditions and economies can affect the future sales of this product.

The Company's magnetic and hydraulic-magnetic technologies are largely un-proven and may require additional extensive testing before marketing these products can continue. Demand for these products from governmental and industrial sources is largely estimated and while the Company has studied various markets, no assurance can be given that these products can be successfully marketed.

In the future, these products will be marketed outside the United States, which will subject the Company to foreign currency fluctuation risks.

The Company's firearm replica import division has not been tested in the U. S. market and the estimated demand may not reach the Company's expectations.

Note 16:  Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Cash Equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts Receivable and Accounts Payable. The carrying amount of accounts receivable and accounts payable in the balance sheet approximates fair value.

Short-Term and Long-Term Debt. The carrying amount of the debts recorded in the balance sheet approximates fair value.

The carrying amounts of the Company's financial instruments at December 31, 1998 and 1997 represent fair value.

Note 17:  Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The Company's comprehensive income does not differ from its reported net income.

Note 18:  Business Segments

The Company has four business segments: (a) Manufacture of night sights for handguns, (b) Manufacture of "the Gripper", a patented device used for climbing steel surfaces, (c) Manufacture of an Emergency Magnetic-Hydraulic Sea Patch System, and (d) Importation and resale of firearms. The majority of the Company's sales are derived from sales of night sights. The other segments sales are not material to these financial statements.

Note 19:  Year 2000 Issues

During 1998, the Company employed an independent consultant to evaluate its internal hardware and software with respect to the Year 2000 issue (Y2K). The Y2K issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time sensitive software or hardware may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or malfunction. The Company's current accounting software, office software, and hardware applications are believed to be Y2K compliant. The Company purchased new accounting software, up-dated office application software and hardware during 1998, the cost of which was not material to the financial statements. Other applications such as telephone systems, etc. are being reviewed by their vendors for compliance. No cost has been estimated at this time.

Note 20:  Sale of Common Stock/Underwriting

On or about March 1, 1998, the Company entered into an agreement with 21st Century Technologies Funding Limited Partnership, a Virginia Limited Partnership (21st Century Technologies Funding LLC, a Virginia Limited Liability Company, General Partner). The Company agreed to sell 10,000,000 shares of unregistered common stock to the partnership at $0.08 per share, which would raise $800,000.00 in unrestricted working capital for general corporate uses. The Partnership offered for sale 1000 partnership units priced at $1,000.00 each to up to 35 non-accredited investors and unlimited offerings to accredited investors. The offering began on March 30, 1998 and is substantially complete.

Note 21:  Subsequent Events

The Company entered into an agreement to acquire CQB Armor, Inc. CQB manufactures body armor which is used in law enforcement and military applications. The addition of body armor and other specialty items increase the Company's product lines.

Note 22:  Non-Operating Expenses:

During 1998, the Company entered into a settlement agreement settling a certain action styled Paul A. McCullough vs. Innovative Weaponry, Inc., At Law No. 96-133 in the Circuit Court for Arlington County, Virginia, which consisted, in part, of a Confessed Judgement Promissory Note obligating IWI to pay McCullough in monthly installments of $1647.67. The balance owing on said note was settled by issuing John E. McCullough, Sr., Two Hundred Twelve Thousand Four Hundred (212.400) shares of common stock, without restrictive legend, of 21st Century Technologies, Inc.

The Company settled a lawsuit (involving a contract dispute) styled Morgan Casner Associates, Inc. vs. Innovative Weaponry, et al, Cause No. 96CA006325, in the Civil Division, Superior Court of the District of Columbia. The Company paid $150,000 and received a release of Judgement, which had been granted in the suit.

The Company entered into a settlement agreement settling a certain action under United States District Court for the Northern District of Oklahoma Case No. 97-CV-004-H. Cunningham will return 71,000 shares of the Company's common stock after such time as the Company pays $39,000.00 plus interest. Said payment due and payable on May 12, 1998. The Company paid this settlement on May 8, 1998 and said shares were returned to the treasury.

Note 23:  Correction of Prior Period Accounting Error

As a part of the Company's reorganization, certain payables were accrued and expensed by IWI New Mexico. These expenses were later booked as an intercompany transaction and paid by 21st Century Technologies which, again expensed the transactions as payables in the Parent's books and records. These transactions have been corrected in these financial statements. Retained earnings has been adjusted in these financial statements for this accounting error. In addition, $111,646 of payables incurred in 1996 have been paid in 1998. These payables were not carried forward in the new accounting system and have been charged directly to retained earnings. The 1997 balance sheet has been restated to show these adjustments.

                             PART III

ITEM 1: INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit
Number     Description                                         Location
--------   -----------                                         --------
2.1        Articles of Incorporation of First National
           Holding Corporation dated January 28, 1994          Attached

2.2        Certificate of Amendment to Articles of
           Incorporation filed September 19, 1994              Attached

2.3        Certificate of Amendment to Articles of
           Incorporation filed September 29, 1995              Attached

2.4        Articles of Merger filed May 19, 1995               Attached

2.5        Bylaws                                              Attached

6.1        Lease Agreement between 21st Century                Attached
           Technologies, Inc. and Landlord

6.2        Los Alamos Exclusive Patent License                 Attached
           Agreement dated May 23, 1995 between
           The Regents of the University of California and Trade Partners International Incorporated

6.3        Trident Technologies Sub-License Agreement          Attached
           dated July 31, 1996

6.4        Limited Exclusive Patent License                    Attached
           Agreement between The Regents of the University of California and Trident Technolgies Corporation

6.5        Application and Permit for Firearms                 Attached
           Importation dated November 20, 1998

6.6        License of Dept. of Treasury, Bureau                Attached
           Of Alcohol, Tobacco and Firearms

6.7        Representation Agreement dated                      Attached
           May 3, 1999

6.8        Registry of Radioactive Sealed Sources              Attached
           and Devices dated February 20, 1996

6.9        U.S. Nuclear Regulatory Commission                  Attached
           Materials License dated October 18, 1996

6.10       NRC Registration Amendment                          Attached
           dated August 22, 1997

6.11       Request to Rescind Confirmatory Order               Attached
           dated September 14, 1998

6.12       Distribution and Agency Agreement                   Attached
           dated October 15, 1999

6.13       Radioactive Materials License dated                 Attached
           October 09, 1996

8.1        U.S. Bankruptcy Court Order Confirming              Attached
           Plan of Reorganization dated February 1,
           1995

22.1       Subsidiaries of the Registrant                      Attached

27.1       Financial Data Schedule                             Attached


                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, 21st Century Technologies, Inc. has caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.

Date January 27, 2000.                 21st Century Technologies, Inc.


                                       By: /s/ Kenneth E. Wilson
                                          ---------------------------
                                               Kenneth E. Wilson
                                               Chairman of the Board
                                               Chief Executive Officer